Invest in JJ Pfister Distilling Company

Alcohol | Bars and Clubs | Restaurant | Events | Distillery

Handcrafted, organic spirits from a fast-growing, experiential distillery

JJPFISTER.COM SACRAMENTO CALIFORNIA



J.J.PFISTER DISTILLING
VODKA
J.J.PFISTER DISTILLING
GIN
J.J.PFISTER DISTILLING
NAVY STRENGTH
RUM
HONEY SPIRIT
DRAKAS
APPLE
BRAND
EAU DE VIE
PEAR
BRAND



Our Master Distiller, Brian Keck, is passionate about creating the best spirits. Craft spirits are a booming sector and with our backgrounds, it is a natural fit. We are passionate about quality as J.J. Pfister was in 1886 in San Francisco. J.J. Pfister Quality!

Kevin Keck President @ JJ Pfister Distilling Company

Why you may want to invest in us...

1. The US craft spirit market is outpacing craft brewing & is set to grow from $2.7B to $20B by 2023.
2. Our Master Distiller holds two degrees in chemistry & a master's degree in Viticulture & Enology.
3. Our spirits have top Tasting Panel ratings: Gin 97 points, Vodka 95 points, Rum 95 points.
4. We have a 2000 sq. ft. designer tasting room & fully established distilling & distribution process.
5. We have already established traction, demonstrating 200% growth even during COVID.
6. Our founder was a key executive in two billion dollar companies.
7. Our potato vodka and gin are gold medal winners in internationally recognized spirits competitions.
8. Our license allows us to have a visitor center where we can taste and sell our spirits & sell food.

Why investors ❤ us

WE'VE RAISED $6,057,482 SINCE OUR FOUNDING

I've known the founders for many years and after I looked over the business plan I was so excited to be a part of it all. This is an exciting growth opportunity and a good investment given the rise in popularity of craft spirits! The companies recent growth despite the CoVID-19 impact and set backs speaks volumes. I also like the companies decision to invest in more sales staff for the SF Bay Area and LA markets. I also like the most recent addition of a direct sales channel so the company can sell spirits direct to the consumer via the internet. Plus their spirits are very tasty!

Howard W Thomas President, Thomas & Associates Consulting, LLC

LEAD INVESTOR INVESTING $100,000 THIS ROUND



Because I believe in this team, product, and market space.

Jeff Hare

I believe in you.

Richard Harr

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Kevin Keck

President

Extensive experience in the C suite. Has managed a billion dollar operation which has grown to three billion. Engineering and medical background. Led company from concept to operation in eighteen months.



Gail Keck

Chief Operations Officer

Analytics and economic background. Former key principal in Sacramento County budget management for Board action. Master's degree Public Administration. Key developer of successful tasting room and museum.



Brian Keck

Master Distiller

Master's degree in Viticulture and Enology from UC Davis. Sensory training. Key role in recipe development. Has Master's degree Chemistry, BS Chemisty, and BS Finance, marketing

In the news

     

Downloads

- Slide show.mp4
- JJ Pfister story v 6.docx
- JJ Pfister Pitch Deck v3.pptm.pptx

Story

Invest in Authenticity

Premium craft spirits with a story to tell

HIGH WEST DISTILLERY PARK CITY · UTAH	Dogfish Head Small Batch Spirits	CRATER LAKE SPIRITS	PENDLETON WHISKY
ACQUIRED FOR *$160M*	ACQUIRED FOR *$300M*	20% ACQUIRED FOR *$8M*	ACQUIRED FOR *$205M*

The age of bland, mass produced spirits is out, and we're ushering in a new era of authenticity—an era of handcrafted whiskeys, gins, and bourbons that tell an all-American story of bootstrapped success and whisper of cinnamon, leather, and creme brulee tasting notes.



From left to right: Mike Moore, Brian Keck, & Chris Johnson—makers of our premium quality spirits.

More than Just Liquor — a Complete Sensory Experience

Stepping inside our Sacramento-based J.J. Pfister tasting room is like stepping back through the ages—with a modern twist. But the real experience lies in our craft spirits themselves. Our master distiller has made an art form out of the creation process, using his extensive sensory training to make every one of our liquors sophisticated, authentic, and multi-layered.



J.J.PFISTER DISTILLING
VODKA
J.J.PFISTER DISTILLING
9 BOTANICALS
LONDON DRY CAPITOL
GIN
J.J.PFISTER DISTILLING
NAVY STRENGTH
RUM
HONEY SPIRIT
DRAKAS
APPLE
BRAND
EAU DE VIE
PEAR
BRAND

USDA ORGANIC

SUSTAINABLE

We've Done the Hard Part—and It's Paying Off

We've got the licenses, we've built the experience, we've crafted the spirits, and we're proud to say our hard work is paying off. Here's a transparent look at our top line revenue and traction to date:

Our Traction

200%	500	$71,988	8+	150,000
Growth rate despite COVID	Points of sale & growing	Top line revenue September 2020	National press features	Gallons licensed to produce

TOP LINE REVENUE

Month	Outside Alcohol	Tasting Room	Total
September 2018	0	$2,512	$2,512
March 2019	$11,950	$2,869	$14,819
September 2019	$17,069	$4,555	$21,624
April 2020	$20,280	$442,339	$465,619*
June 2020	$38, 859	$42,075	$80,934* **

We are making hand sanitizer using the WHO recipe and are producing now! The interest in this is gigantic and has led to an upsurge in brand awareness.

- *Add hand sanitizer
- **Tasting room closed due to COVID



Top Line Revenue – 2018 to 2020 YTD
$80,000.00
Added Whiskey


$70,000.00
$60,000.00
$50,000.00
$40,000.00
$30,000.00
$20,000.00
$10,000.00
$0.00
Sep Oct Nov Dec Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec Jan Feb Mar Apr May Jun Jul Aug Sep
2018 | 2019 | 2020
Retail Spirits
Tasting Room
Total Both

We've secured distribution and have big plans for expansion. Currently, we're distributed by Young's Market in California and Vin Sauvage in Nevada. We are in Raley's, Nugget Markets, Total Wines in Sacramento, BevMo in the greater Sacramento area, and many restaurants, bars, and liquor stores.


Our Distribution
Young's Market
Vin Sauvage
Raley's
Nugget Markets
Total Wines
Bevmo


From Humble Beginnings,
We Rise

The J.J. Pfister story spans more than 170 years, beginning with a humble knitting company founded by our family patriarch, J.J. Pfister. J.J emigrated to the United States from Switzerland in 1869 and went on to found a knitting company in San Francisco in 1876. His business survived the 1906 earthquake, and he won an honor medal at the 1915 Panama Pacific Exposition.

Our J.J. Pfister logo, a combination of a knitting machine and a copper still, marries our past, present, and future as we carry on the tradition of excellence started by J.J. Pfister in the late 1800s.



Step Inside with Us

We've laid the foundation for success one building block at a time, starting with our designer production and tasting room. Our state-of-the-art stills are manufactured in Italy and include a continuous still, pot still and rectifying columns. We can make any spirit with these, and they are designed to save labor cost by completing runs within an eight-hour day. All told, our facility includes:



- *16,000 sq. ft. tilt-up space*
- *2,000 sq. ft. tasting room*
- *1,500 gallon mash tun*
- *Six 1,500 gallon fermenters*
- *7000 gallons waste stillage storage tank*
- *Reverse osmosis water system*



The Time is Right

The US craft spirits market is booming, outpacing even the craft brewing market! The industry is expected to reach revenues of more than $20 billion by 2023, growing at an explosive CAGR of over 32% between 2018 and 2023.

> *"Craft beer is now, but craft spirits is the future."*
> *-Michael Nagrant, One Bite at a Time*

Time-Shifted Volume Market Share of U.S. Craft Breweries and Craft Distilleries


15%
10%
5%
Year 6
Years: 0 5 10 15
Craft Beer
(Year 0 = 1998)
Craft Spirits
(Year 0 = 2010)

Source: Brewer's Association, American Craft Spirits Association

Craft Brands Are Seeing Substantial Exits

Big brands can't replicate the craft experience, but they can acquire it. And in recent years, the numbers have been staggering:

ACQUIRED FOR	ACQUIRED FOR	20% ACQUIRED FOR	ACQUIRED FOR
$160M	$300M	$8M	$205M

People Are Talking About Us...

From rave reviews to features in the New York Times, the word is out about J.J. Pfister.

Featured In

- The Sacramento Bee
- Sacramento Magazine
- Comstock
- Inside Publications
- The New York Times
- The Sacramento Business Journal
- Style Magazine
- Drink Insights Network
- City Scout Magazine



"This place is incredible! Such a rich history in Northern California, spirits here are amazing and the tour could not be beat...The tasting room is just so beautiful, I had to join the club! I cannot wait for them to open up their food and cocktail program!"

-Lori M.

"The tasting room is incredible and the staff was very friendly and welcoming. Such a great impression and the chill vibes are everlasting."

-Brandi H.





"Open barely six (6) months, the J.J.Pfister Distilling Company is already making a cool, refreshing impact on the distilled spirits landscape of the Sacramento Valley."

-Michelangelo S.

In Hard Times, We Support Our Community

When J.J. founded the J.J. Pfister Knitting Company, he made a part of his mission to give back to his community wherever possible. When the earthquake of 1906 struck, he did just that. So when Covid-19 began its devastating sweep through California, we committed to continuing JJ's legacy and stepping up for our community. This involved making the difficult decision to temporarily pause our production of craft spirits and instead begin producing hand sanitizer.

> *To facilitate our rapid hand sanitizer production, we offered part-time work to over 20 former restaurant professionals who were unemployed due to Covid-19.*



In the space of just two weeks, we were able to bottle over 16,000 gallons of sanitizer for first responders, including health care facilities, police and fire departments, utility companies, essential businesses and government agencies. We have also been able to donate hand sanitizer to charities such as Loaves and Fishes, The Food Bank, Guardian Angels, and Students for Health Care.


Hand Sanitizer

Our Business Model

We have multiple revenue channels established, and more slated for the future. Thanks to our versatile Type 74 license, our income streams include:


Revenue Streams
Distillery tours
Tastings
On-site spirits sales
Distributor sales
Private events sales
Online store sales
Curbside pickup sales
Hand sanitizer e-commerce sales
Cocktail making classes
J.J. Pfister merchandise

70% of our customers are repeat customers, and our brand recognition is high in the Sacramento area. We have additionally recently expanded our sales team to include representatives in the San Francisco Bay area, the Los Angeles area, Sacramento, and Nevada.

We're now in the whiskey market!

In a key move, we recently unveiled our very first whiskeys—our High Rye Bourbon and Rye Whiskey. And we're proud to say that both blends are so smooth you can drink them neat (that's without ice or water). In addition to selling at a substantially higher price point then clear spirits, whiskies are amongst the most popular consumer spirits. Revenues in this category grew by 10.8%, or $387M, in 2019, and the whiskey market is slated for 5% CAGR from 2019 to 2025.

Note: Our whiskeys are not yet organic, but are blended in-house by our master distilling team and will be organic in future iterations!


J.J.PFISTER DISTILLING
HIGH RYE
BOURBON
STRAIGHT BOURBON WHISKEY

> *Our newly unveiled high rye bourbon offers notes of butterscotch, leather, crème brûlée, cherry pie, and dark chocolate and is guaranteed to soothe the heart and warm the soul.*

Our 2020 milestones have included:


PATIO
OPEN

- *Unveiling our first whiskey products*
- *Adding three new fermenters to more than double capacity for gin and whiskey production*
- *Launching food service*
- *Expanding our sales team to include reps in the San Francisco Bay area, the Los Angeles area, Sacramento, and Nevada*

What's Next?

Since expanding into the Arizona and Nevada markets, our next key landmark entails getting our sales to 10,000 cases of product—which we project will be achievable in the next 2 to 3 years. The 10,000 case threshold is key in the craft spirits market, and puts us in a position to entertain an equity Investment from a large spirit house. Our type 74 license also enabled us to launch food sales in our tasting room this quarter, which will enhance our status as a visitor destination in the thriving Sacramento tourism industry.


SCALE TASTING ROOM SALES
HIT KEY 10,000 CASE SALES THRESHOLD
OBTAIN EQUITY INVESTMENT FROM LARGE SPIRIT HOUSE

As we continue to establish traction and rollout these next steps, we estimate that our value will be 6-8X top-line revenue. We expect revenue to be $3M within 4 years, and $10M soon thereafter.


Pro Forma Revenue Projections*
$6,000,000.00
$5,000,000.00
$4,000,000.00
$3,000,000.00
$2,000,000.00
$1,000,000.00
$0.00
ACTUAL 2019
Projected 2020
Projected 2021
Projected 2022
Projected 2023
Projected 2024
Projected 2025
Visitor Center Revenue
Retail Revenue
TOTAL REVENUE

**This graphic contains forward-looking projections and cannot be guaranteed.*


Total Case Sales
Pro Forma Total Case Sales Projections*
50,000.00
45,000.00
40,000.00
35,000.00
30,000.00
25,000.00
20,000.00
15,000.00
10,000.00
5,000.00
0.00
1,000
3,618
7,163
12,885
21,267
31,508
47,825
ACTUAL 2019
Projected 2020
Projected 2021
Projected 2022
Projected 2023
Projected 2024
Projected 2025

**This graphic contains forward-looking projections and cannot be guaranteed.*

Why Invest Today?

They say it's harder to establish a craft distillery than to fly to the moon and back, and we've done it! We have traction, we have distribution, and we're primed for growth. Invest today to get in at our current valuation before our whiskey revenues start coming in.


INVEST IN
ORGANICALLY GROWN
J.J.PFISTER
DISTILLING
DISTILLED IN CALIFORNIA
HAND-CRAFTED SPIRIT

Investor Q&A

– COLLAPSE ALL

What does your company do?

We make craft spirits which are great in cocktails and neat. Our gin, brandies, rum, and vodka are organic

Where will your company be in 5 years?

Whiskey and gin are our lead products and we want to have enough revenue to attract big spirit houses to take an interest in us. We hope that our value will be 6-8 times top-line revenue. We expect revenue to be $3M within 4 years and $10M soon thereafter. These projections cannot be guaranteed.

Why did you choose this idea?

Our Master Distiller, Brian Keck, is passionate about creating the best spirits. Craft spirits are a booming sector and with our backgrounds, it is a natural fit. We are passionate about quality as J.J. Pfister was in 1886 in San Francisco. J.J. Pfister Quality!

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

Craft spirits are following the pathway of craft beer. Revenue for this space is expected to be $20 billion in 2023. CAGR is an impressive 32% 2018 projected through 2023

How far along are you? What's your biggest obstacle?

Well down the road. With our capital infusion, we will be achieving profit in less than two years. J.J. Pfister whiskies entered the market in September 2020

Who competes with you? What do you understand that they don't?

We are the largest distillery in our area and we are designed to make premium spirits in distributable quantities. Our customers want a great product and a story. We have that.

How will you make money?

This is a volume business and we expect volume with our quality, organic certification, and price point. We are currently growing at 300% per year prior to coronavirus and 200% so far in 2020.
We are focusing our market in California and Nevada leading with our Capitol Gin and Whiskies. We want to be a major player in California.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

We need to keep our eye on the ball with strict attention to detail. We need to maintain the highest standards of Pfister quality and customer service. On premise sales have dropped so our focus has to be on off premise, direct to consumer, and the success of our visitor center.

Why JJ Pfister?

JJ Pfister was my great grandfather who founded a knitting business in San Francisco in 1876, 150 years ago. His signature garment was the woolen swimsuit. He focused on quality and customer service.

Total Addressable Market

We are able to to curbside pick up and shipping of our spirits and sanitizer during the epidemic to all of California, Nevada, and Arizona.
Our sanitizer can be shipped nationwide and is sold on Amazon and our website
The sanitizer has been a tremendous boost to our core business of craft spirits and is creating tremendous pull through

How will you optimize the Tasting Room?

We have our food service operating featuring great food and an array of interesting cocktails using JJ Pfister spirits. Our visitor center is an attractive destination

When will whiskey be available?

September, 2020

What is JJ Pfister debt?

$0

What is production capacity

Our 16,000 square foot facility can produce 60,000 cases of product per year at full capacity

Do you sell on line?

We can sell our spirits on line during the epidemic and we expect to be allowed to do that for some time. Our hand sanitizer also is sold on line.

Explain the hand sanitizer business

We are meeting a community need making hand santizer according to WHO specifications. We are employing out of work restaurant people to help with the packaging. Hand sanitizer resulted in substantial revenue gains in April and May of this year

Donations

Sacramento Food Bank, Klamath Basin State Wildlife Refuge, Loaves and Fishes, Students for Healthcare, Volunteers of America, Guardian Angels, Bristol Hospice, Sacramento Street Medicine, The Willow Clinic, All My Friends Get Fed, Assistance League of Sacramento, Good Shepherd Lutheran Church, Camp Tuolumne Trails, Childrens Cancer Alliance, Jesuit High School,

Financials

JJ Pfister Distilling Company has financial statements ending December 31 2019. Our cash in hand is $330,000, as of August 2020. Over the three months prior, revenues averaged $122,000/month, cost of goods sold has averaged $76,000/month, and operational expenses have averaged $132,972/month.

At a Glance

January 1 to December 31

$131,593 +611%
Revenue

-$306,263
Net Loss

$0
Short Term Debt

$0
Raised in 2019

$330,000
Cash on Hand
As of 08/12/20

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We make craft spirits which are great in cocktails and neat. Our gin, brandies, rum, and vodka are organic
Whiskey and gin are our lead products and we want to have enough revenue to attract big spirit houses to take an interest in us. We hope that our value will be 6-8 times top-line revenue. We expect revenue to be $3M within 4 years and $10M soon thereafter. These projections cannot be guaranteed.

Milestones

JJ Pfister Distilling Company LLC was incorporated in the State of Oregon in August 2016. JJ Pfister DSP, LLC is a fully owned subsidiary of JJ Pfister Distilling Company LLC.

Since then, we have:

- The US craft spirit market is currently $2.7 billion. It is expected to be $20 billion by 2023.

- We are making hand sanitizer for our community fulfilling a critical need.

- Premium, organic spirits at competitive price points.
- Our spirits have top ratings: Gin 97 points, Vodka 95 points, Rum 95 points, Drakas points from Tasting Panel.
- Core products are our awarding winning Capitol Gin and now our Borubon and Rye Whiskey
- Our license allows us to have a visitor center where we can taste and sell our spirits. We are adding food service soon.
- We have a fantastic product at a fair price, Vodka $25 and Gin $30 retail and we have the JJ Pfister story.

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $131,593 compared to the year ended December 31, 2018, when the Company had revenues of $18,500.
- *Assets.* As of December 31, 2019, the Company had total assets of $2,114,759, including $582 in cash. As of December 31, 2018, the Company had $2,421,012 in total assets, including $2,763 in cash.
- *Net Loss.* The Company has had net losses of $306,263 and net losses of $287,194 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.
- *Liabilities.* The Company's liabilities totaled $0 for the fiscal year ended December 31, 2019 and $0 for the fiscal year ended December 31, 2018.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To date, the Company has been financed with $55,000 in debt and $5,898,382 in equity.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 2 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

JJ Pfister Distilling Company LLC cash in hand is $330,000, as of August 2020. Over the last three months, revenues have averaged $122,000/month, cost of goods sold has averaged $76,000/month, and operational expenses have averaged $132,972/month, for an average burn rate of $86,972 per month. Our intent is to be profitable in 24 months.

Since the start of 2020 we started producing hand sanitizer in mass. We are also planning to introduce our bourbon and rye whiskies, key sellers in the craft spirit space in 2020. We have added 3 fermenters greatly increasing our production capacity. We are planning a kitchen in our tasting room so we can serve food and out spirits on our patio. We are able to sell on line and ship our products within California.

Although we cannot guarantee it, we expect expenses in the next 3 - 6 months will remain flat with our ingredients and utilities being our variable expenses. We are a volume business and expect revenues to continue to increase at least 200% per year or more. These projections cannot be guaranteed.

We would look for another capital call from family. Kevin and Gail Keck have an income of $625,000 per year.

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin: -233%

Gross Margin: 100%

Return on Assets: -14%

Earnings per Share: N/A

Revenue per Employee: $14,621

Cash to Assets: 0%

Revenue to Receivables: 239%

Debt Ratio: 0%

JJ Pfister DSP LLC review 2018 2019 FINAL.pdf

Risks

1. We are in a three tier distribution system. Our distributor is Young's market. We are the little guys and they pay more attention to the major spirit houses.

2. Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

3. It is possible the craft spirit space will grow slower than expected to reach the 12% market share of spirits that craft beer did. This is due to the epidemic.

4. Congress does not continue the craft beer added tax at $2.70 per proof gallon. It may go to over $13 per proof gallon.

5. Our gin is the favorite of the CEO of Raley's Family of Fine stores. That said we could be de listed at any time.

6. Gail Keck, Brian Keck, and Kevin Keck are key leaders. A loss of one would be harmful.

7. COVID-19 poses a risk to our business. There is no guaranteed timeline when we will be able to commence distillery tours, and general economic downturns could also impact our revenues.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Brian Keck	Master Distiller @ JJ Pfister Distillling Company	2016
Gail Keck	Finance Officer @ JJ Pfister Distilling Company	2016
Kevin Keck	President @ JJPfister Distilling Company	2016

Officers

OFFICER	TITLE	JOINED
Brian Keck	Master Distiller	2016
Gail Keck	Chief of Operations	2016
Kevin Keck	President	2016

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Kevin W. Keck and Gail W. Keck (Trustees of The Keck Trust)	Membership Interests	70.6%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
	$1,600	Custom
12/2017	$5,898,382	Priced Round
03/2018	$55,000	Loan

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
Kevin Keck	03/07/2018	$55,000	$0	2.3%	12/31/2030	Yes

Related Party Transactions

Name	Gary Keck
Amount Invested	$640,000
Transaction type	Priced Round
Issued	04/08/2020
Relationship	Brother of Kevin Keck

cash

Name	Jo Ann Connor
Amount Invested	$300,000
Transaction type	Priced Round
Issued	12/12/2017
Relationship	Sister of Kevin Keck

cash

Name	Kevin and Gail Keck
Amount Invested	$4,158,382
Transaction type	Priced Round
Issued	08/08/2017
Relationship	Company Founder

cash

Name	Brian Keck
Amount Invested	$300,000
Transaction type	Priced Round
Issued	07/11/2018
Relationship	Son of Kevin Keck

Cash

Name	Laura Gifford
Amount Invested	$200,000
Transaction type	Priced Round
Issued	10/10/2018
Relationship	Daughter of Kevin Keck

cash

Name	Philip Keck
Amount Invested	$300,000
Transaction type	Priced Round
Issued	08/15/2018
Relationship	Son of Kevin Keck

cash

Name	Kevin Keck
Amount Invested	$55,000
Transaction type	Loan
Issued	03/07/2018
Outstanding principal plus interest	$0 as of 08/2020
Interest	2.3 per annum
Maturity	12/31/2030
Current with payments	Yes
Relationship	Company Founder

Use of Funds

$50,000	65% manufacture, sales, marketing, 27.5% bottling machine and visitor center food service, 7.5% Wefunder
$1,070,000	65% manufacture, sales, marketing, 27.5% bottling machine and visitor center food service, 7.5% Wefunder

Capital Structure

This is an LLC with no issued units.

The Funding Portal

JJ Pfister Distilling Company is conducting a Regulation Crowdfunding offering via Wefunder Portal LLC.
CRD Number: #283503.

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.